Dolly Varden Silver Announces $30 Million Bought-Deal Financing

Vancouver, British Columbia - October 1, 2025 - Dolly Varden Silver Corporation (TSXV: DV) (NYSE American: DVS) (FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to announce that it has entered into an agreement with a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bough-deal basis, a combination of securities of the Company ("Offered Securities") for aggregate gross proceeds to the Company of $30,034,000, consisting of:

i. 2,300,000 common shares of the Company ("Common Shares") at a price of $6.50 per Common Share, to be issued on a prospectus-exempt basis pursuant to the 'listed issuer financing exemption' ("LIFE") under applicable Canadian securities laws (the "LIFE Offering"); and

ii. 750,000 common shares of the Company that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") that will be issued as part of a charity arrangement (each, a "CFT Share") at a price of $9.42 per CFT Share, to be issued under the LIFE Offering; and

iii. 990,000 common shares of the Company that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act (each, a "FT Share") at a price of $8.10 per FT Share, to be issued on a prospectus exempt basis other than LIFE (the "Private Placement Offering", and together with the LIFE Offering, the "Offerings").

The LIFE Offering will be a combination of Common Shares and CFT Shares for gross proceeds of $22,015,000, and together with the Private Placement Offering will result in aggregate gross proceeds to the Company of $30,034,000. The Company has granted the Underwriters an option (the "Underwriters' Option") to increase the size of the Offerings by up to an additional number of Offered Securities that in aggregate would be equal to 15% of the total number of Offered Securities to be issued under the Offerings, to cover over-allotments, exercisable at any time up to 2 business days prior to closing of the Offerings.

The net proceeds from the sale of Common Shares will be used for working capital and general corporate purposes. The gross proceeds from the sale of CFT Shares and FT Shares will be used for further exploration, mineral resource expansion and drilling at the combined Kitsault Valley project, located in northwestern British Columbia, Canada, as well as for working capital as permitted, as Canadian Exploration Expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Income Tax Act (Canada) and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada) that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia), which will be renounced with an effective date no later than December 31, 2025 to the initial purchasers of CFT Shares and FT Shares.

The Offerings are expected to close on or about October 23, 2025, or such other date as may be agreed to by the Company and the Underwriters (the "Closing"). Closing is subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange and NYSE American (together, the "Exchanges") to list, on the date of Closing, the Common Shares, the CFT Shares and the FT Shares.

The LIFE Offering will be made in accordance with the 'listed issuer financing exemption' in Part 5A of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), to purchasers in any province of Canada, except Québec. The Common Shares and Charity FT Shares issued and sold under the LIFE Offering will not be subject to a 'hold period' pursuant to applicable Canadian securities laws. There is an offering document related to the LIFE Offering that can be accessed under the Company's issuer profile at www.sedarplus.ca and on the Company's website at dollyvardensilver.com . Prospective investors should read this offering document before making an investment decision.

The FT Shares will be offered to accredited investors in each of the provinces of Canada pursuant to applicable prospectus exemptions in accordance with NI 45-106 and will have a statutory hold period of four months and one day from Closing.

In connection with the Offerings, the Underwriters will receive an aggregate cash fee equal to 5.0% of the gross proceeds of the Offerings.

Pursuant to existing agreements with the Company, Hecla Canada Ltd. ("Hecla") and Fury Gold Mines Ltd. ("Fury") will be entitled to acquire Common Shares in connection with the Offerings at a price of $6.50 per Common Share to maintain their respective pro rata equity interests in the Company. If Hecla or Fury exercise their pro rata rights, any Common Shares issued will be in addition to those issued as part of the Offerings.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

For further information, please contact:

Shawn Khunkhun, CEO & Director

1-604-609-5137, www.dollyvardensilver.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. These forward‐looking statements or information relate to, among other things: receipt of all approvals related to the Offerings; the intended use of proceeds from the Offerings; the potential subscription of Hecla and Fury in connection with the Offerings and the expected terms and Closing of the Offerings.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the conditions to closing of the Offerings may not be satisfied, management's broad discretion regarding the use of proceeds of the Offerings, the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.